CONFIDENTIAL TREATMENT REQUESTED BY TELESTONE TECHNOLOGIES CORPORATION PURSUANT TO 17 C.F.R. §200.83. SECTIONS MARKED WITH AN [*] OMIT CONFIDENTIAL INFORMATION DELIVERED TO THE SEC’S DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83.

Telestone Technologies Corporation

Floor 10, Ruida Plaza

No. 74 Lugu Road, Shi Jingshan District

Beijing, China 100040

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Telestone Technologies Corporation

Floor 10, Ruida Plaza

No. 74 Lugu Road, Shi Jingshan District

Beijing, China 100040

Attn:

Daqing Han

Email: handaqing@telestone.com

10F, Ruida Plaza, No. 74 Lugu Rd, Shi Jingshan Disc, Beijing, China

Tel:+8610 6860 8335 Ext 1001

December 11, 2013

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Telestone Technologies Corporation

Form 10-K

Filed March 30, 2012

File No. 001-32503

Dear Mr. Spirgel:

On behalf of Telestone Technologies Corporation (the “Company”, “TSTC”, “we”, “our” or “us”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letters, dated June 26, 2013 (the “JuneLetter”) and November 26, 2013 (the “November Letter”), with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “10-K”). For the convenience of the Staff, the comment in question from the June Letter has been reproduced in italicized type herein.

Pursuant to 17 C.F.R. §200.83 and because of the commercially sensitive nature of information contained herein, we are requesting confidential treatment for selected portions of this letter. The version of this letter filed via EDGAR omits such confidential information. The omitted confidential information has been replaced in this letter filed via EDGAR with a placeholder identified by a bracketed asterisk [*]. A complete unredacted version of this letter will be provided to the Staff only in hard copy and not electronically as correspondence under the SEC’s EDGAR system. The Company has sent to the Staff and the Office of Freedom of Information and Privacy Act Operations a separate letter requesting that, pursuant to Rule 83 of the SEC’s Rules on Information and Requests [17 C.F.R. §200.83] (“Rule 83”), the omitted confidential information not be disclosed in response to any request made under the Freedom of Information Act or otherwise.

TSTC 2

CONFIDENTIAL TREATMENT REQUESTED BY TELESTONE TECHNOLOGIES CORPORATION PURSUANT TO 17 C.F.R. §200.83. SECTIONS MARKED WITH AN [*] OMIT CONFIDENTIAL INFORMATION DELIVERED TO THE SEC’S DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83.

3.             We have considered your response to prior comments 4 and 5 in your letter dated June 17, 2013. Please provide us with a schedule of accounts receivable by year from January 1, 2009 through September 30, 2012. Provide also cash collection information subsequent to September 30, 2012. Your schedule should identify for us the following information by individual final signed sales contract:

•                      The name of the customer,

•                      The date the final sales contract was signed,

•                      The amount due under the contract and receivable from your customer upon signing of the final sales contract,

•                      The contractual terms of remittance (such as amounts due in 30 days, 90 days, 180 days as applicable),

•                      Amounts and dates of payments made per (tied to) final signed sales contract, and

•                      If there are amounts that have not been paid, please explain to us, by individual sales transaction, the reasons why on a contract by contract basis.

Response:

As per the above requirements, Telestone has organized a 10 person finance working group since early September and spent 2 months trying to reclassify and comb approximately 25,000 existing project contracts and relevant accounting documents from more than 160 carrier customers that are distributed in 26 provinces and cities, which has resulted in huge workload. Due to the huge amount of information and time constraints involved, we are offering more detailed accounting records relevant to parts of your comment as follows, based on our best understanding of your requirements.

In the quarterly report on Form 10-Q for the third quarter of the 2012 fiscal year, we stated that as of September 30, 2012 net accounts receivable was $243,913,000 or RMB1,544,730,000 (using a U.S. dollar to Chinese RMB exchange rate of 1 to 6.33312223).

In the table below we have broken down our accounts receivable balance by provincial branches under the “Big 3 carriers”. The table contains the data of the Company and its subsidiaries Beijing Telestone Wireless Telecommunication Company Limited, Beijing Telestone Communication Technology Corp. Ltd and Sichuan Ruideng.

Balance of accounts receivables as of September 30, 2012:

Rule 83 Confidential Treatment Request by Telestone Technologies Corporation, Request #1

Client	Accounts Receivable Balance (RMB)
Beijing [*]	89,637,005.20
Hebei [*]	23,075,686.97
Shijianzhuang [*]	37,164,835.22
Qin Huangdao [*]	19,856,372.22
Baoding [*]	21,166,178.72
Langfang [*]	8,060,533.78
Shanxi [*]	16,389,589.38
Henan [*]	35,254,752.89
Shandong [*]	11,860,386.68
Weifang [*]	3,481,298.81
Shandong Liaocheng [*]	2,675,949.79
Shandong Heze [*]	491,568.53
Rizhao [*]	4,725,425.76
Tsingdao [*]	725,242.10
Dezhou [*]	5,876,707.05
Zaozhuang [*]	1,370,657.24
Linyi [*]	11,136.48
Tianjin [*]	55,286,604.74
Heilongjiang Branch	1,754,562.03
Daqing [*]	2,657,159.79
Liaoqing [*]	25,349,761.94
Harbin [*]	3,935,999.53
Anshan [*]	680,953.67
Yingkou [*]	594,195.09
Panjin [*]	1,037,813.34
Heihe [*]	683,847.49
Suihua [*]	24,223.60
Hubei [*]	5,861,557.05
Anhui [*]	210,327.33
Gansu [*]	28,869,164.29
Shanxi [*]	3,816.38
Neimeng [*]	8,163,849.69
Xinjiang [*]	13,092,611.45
Chongqing [*]	2,063,907.59
Guizhou [*]	18,785,716.35
Guiyang [*]	4,514,869.04
Yunnan [*]	1,245,750.73
Kunming [*]	394,304.94
Diqing [*]	4,580.21
Jiangxi [*]	432,993.72
Nanchang [*]	6,516,324.91
Jiujiang [*]	7,676,296.10
Fuzhou [*]	14,519,711.15
Sichuan [*]	657,852.00
Changsha [*]	1,420,577.25
Linfen [*]	932,335.06
Shanghai [*]	534,499.97
Shanxi Xi’an [*]	2,214,651.42
Pingxiang [*]	355,014.30
Beijing [*]	166,230,672.12
Shanxi [*]	1,208,357.92
Jinan [*]	20,094,864.10
Tsingdao [*]	3,000,000.00
Henan [*]	40,648,229.66
Shandong Yantai [*]	3,699,566.97
Shandong [*]	146,652,500.52
Taian [*]	2,859,619.94
Beijing [*]	2,882,132.10
Dezhou [*]	1,005,981.54
Rizhao [*]	1,650,771.49
Zaozhuang [*]	2,442,713.46
Xingtai [*]	5,525,321.50
Tianjin [*]	31,928,596.22
Hei Longjiang [*]	18,647,875.49
Liaoning [*]	41,453,024.71
Shanghai [*]	12,624,680.62
Hubei [*]	1,462,444.51
Wuhan [*]	1,961,230.44
Xiangfan [*]	0.00
Anhui [*]	10,365,921.72
Shanxi [*]	34,280,309.98
Xinjiang [*]	7,697,092.02
Gansu [*]	26,953,527.05
Lanzhou [*]	991,749.32
Gansu [*]	717,837.59
Guizhou [*]	24,938,564.58
Guangxi [*]	4,760,505.62
Nanning [*]	868,291.61
Baise [*]	7,710,556.25
Yunnan [*]	25,777,189.08
Chongqing [*]	22,601,937.54
Guangdong [*]	569,163.96
Guangdong Zhongshan [*]	193,530.00
Jiangxi [*]	1,606,996.93
Fujian [*]	19,026,972.34
Xiamen [*]	33,997,063.21
Sichuan [*]	39,738,823.75
Chengdu [*]	8,703,218.67
Fushun [*]	65,272.20
Inner Mongolia [*]	54,987,646.03
Kunming [*]	382,364.99
Hebei [*]	9,581,991.69
Yingkou [*]	162,148.00
Erdos [*]	5,056,551.00
Fujian Fuzhou [*]	792,404.64
Baoding [*]	17,895.00
Qinghai [*]	698,888.00
Fuzhou [*]	851,594.37
Zigong [*]	1,439,720.74
Pan Zhihua [*]	6,974.60
Luzhou [*]	377,608.46
Mianyang [*]	135,142.00
Guangyuan [*]	9,500.00
Suining [*]	236,185.67
Neijiang [*]	70,255.49
Leshan [*]	639,831.85
Yibin [*]	55,243.55
Ya’an [*]	900.00
Aba [*]	108,184.12
Aba Tongcun [*]	289,200.00
Ganzi [*]	2,022.00
Xichang [*]	800.00
Bijie [*]	7,476.83
Baoshan [*]	26,600.00
Shaotong [*]	1,132,114.85
Dehong [*]	26,449.61
Lanping [*]	4,800.00
Diqing [*]	292,606.88
[*]	297,323.46
[*]	2,400.00
[*]	1,762.36
[*]	83,258.00
[*]	4,000.00
[*]	121,468.39
Hei Longjiang [*]	916,249.28
Liaoning [*]	82,293.18
Shanghai [*]	4,957,341.58
Hubei [*]	355,796.48
Xinjiang [*]	36,430.08
Gansu [*]	6,089,191.46
Inner Mongolia [*]	1,185,399.83
Sichuan [*]	46,962.31
Yunnan [*]	3,164,739.12
Chongqing [*]	1,073,382.47
Guangxi [*]	3,723,650.86
Guizhou [*]	11,526,643.84
Kunming [*]	447,091.66
Xiamen [*]	18,435,429.12
Quanzhou [*]	24,862,457.25
Hebei [*]	5,265,390.69
Shanxi [*]	4,627,327.66
Fujian [*]	33,651,939.52
Jiangxi [*]	2,201,061.59
Nanchang [*]	1,048,688.84
Taiyuan [*]	1,645,883.32
Hainan [*]	71,895.87
Shanghai [*]	1,494,624.28
Tianjin [*]	16,926,323.50
Shanxi [*]	3,296,823.25
[*]	21,379,436.23
[*]	97,828.65
[*]	14,155.00
[*]	132,336.44
[*]	911,445.48
[*]	4,073,438.48
[*]	3,322,642.23
[*]	2,172,835.16
[*]	17,042,982.76
[*]	530,080.00
[*]	158,604.26
[*]	15,620.00
Total	1,544,730,000.00

Telestone Technologies Corporation respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to  Daqing Han, Telestone Technologies Corporation, Floor 10, Ruida Plaza, No. 74 Lugu Road, Shi Jingshan District, Beijing, China 100040, telephone +8610 6860 8335 Ext 1001, before it permits any disclosure of the bracketed information contained in Request #1.

TSTC 3

CONFIDENTIAL TREATMENT REQUESTED BY TELESTONE TECHNOLOGIES CORPORATION PURSUANT TO 17 C.F.R. §200.83. SECTIONS MARKED WITH AN [*] OMIT CONFIDENTIAL INFORMATION DELIVERED TO THE SEC’S DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.[*]., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

Telestone Technologies Corporation

/s/ Daqing Han
Daqing Han Chief Executive Officer